                                                                    EXHIBIT 99.2

                    012 SMILE.COMMUNICATIONS REPORTS RESULTS:
                  THIRD QUARTER REVENUES REACH NIS 294 MILLION

                                  ------------

                278% INCREASE IN NET INCOME FOR NINE MONTH PERIOD

PETACH TIKVA, ISRAEL - NOVEMBER 18, 2009 - 012 Smile.Communications (NASDAQ
Global Market and TASE: SMLC), an Israeli telecommunications service provider, today reported financial results for the three and nine month periods ended
September 30, 2009.

RESULTS FOR THE THIRD QUARTER

     o    Total revenues increased by 4% to NIS 294 million (US $78 million)

     o    Revenues from the Broadband segment increased by 6%

     o    Operating income increased by 11% to NIS 37 million (US $10 million)

     o    Net income increased by 19% to NIS 15 million (US $4 million) or NIS
          0.59 per share (US $0.16 per share)

     o    Total of 136,000 local telephony lines as of the end of the quarter

     o    Cash flow from operations for the quarter increased by 36% to NIS 64 million (US$17 million)

Revenues for the third quarter increased by 4% to NIS 294 million (US $78 million) compared with NIS 282 million for the parallel period of 2008. Revenues from broadband services increased by 6% to NIS 148 million (US $39 million) for the period compared with NIS 140 million for the third quarter of 2008. Revenues from traditional voice services totaled NIS 146 million (US $39 million)
compared to NIS 142 million for the same period in 2008.

Operating income for the third quarter increased by 11% to NIS 37 million (US
$10 million) compared with NIS 34 million for the third quarter of 2008.

Adjusted EBITDA for the third quarter increased by 11% to NIS 70 million (US $19 million) compared with NIS 63 million for the parallel period of 2008. FOR MORE
INFORMATION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES, PLEASE SEE THE
NOTES IN THIS PRESS RELEASE.

Net income for the quarter increased by 19% to NIS 15 million (US $4 million), or NIS0.59 per fully diluted share, compared to NIS 13 million, or NIS 0.49 per fully diluted share, for the third quarter of 2008.

The Company's net financial debt as of September 30, 2009 was NIS 145 million
(US $39 million), a decrease of NIS 157 million from NIS 302 million as of the end of 2008. The reduction reflects the Company's ability to pay down its debt due to the positive cash flow it generated during the first nine months of 2009.

COMMENTS OF MANAGEMENT

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications,
said, "We are pleased to report another quarter of strong revenues and EBITDA, demonstrating the continued progress of our operating segments, both of which are focused on increased efficiency and growth. The combination of higher revenues and reduced operating expenses has enabled us to deliver a 278%
increase in our net income for the nine-month period despite the strengthening of the shekel against the U.S. dollar, a macroeconomic factor that has increased our financing expenses significantly. In parallel, we have achieved the customer acquisition targets that we set for ourselves last year and are benefiting from a steady increase in our retention rates."

Ms. Handler continued, "As previously announced, we recently entered into an agreement to acquire the controlling stake of Bezeq, The Israel
Telecommunication Corp., Israel's largest telecommunications provider (TASE:
BZEQ). In addition, as reported earlier this week, we signed an agreement with a wholly owned subsidiary of Ampal-American Israel Corporation (Nasdaq: AMPL) to
sell 012 Smile.Communication's current ongoing business for NIS 1.2 billion, or approximately $318 million. This sale represents an important step in finalizing
012 Smile.Communication's agreement to acquire the controlling stake of Bezeq, which we expect to occur prior to April 25, 2010."

CONFERENCE CALL INFORMATION: Management will host an interactive teleconference to discuss the results today, November 18, 2009, at 09:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. 0-800-917-5108 from within the U.K., 1-866-485-2399 from Canada or +972 3 918-0610 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

NOTES:

NON-GAAP MEASUREMENTS: Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated
Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of
GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated
Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure
(most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).
Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted
EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

CONVENIENCE TRANSLATION TO DOLLARS: For the convenience of the reader, the reported NIS figures of September 30, 2009 have been presented in thousands of
U.S. dollars, translated at the representative rate of exchange as of September
30, 2009 (NIS 3.75 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S.
Dollars or convertible into U.S. Dollars, unless otherwise indicated.

ABOUT 012 SMILE.COMMUNICATIONS

012 Smile.Communications is a growth-oriented communication services provider in
Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 75.3% owned subsidiary of Internet Gold Golden Lines Ltd.
(NASDAQ: IGLD) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100%
owned Smile.Media subsidiary manages a portfolio of Internet portals and
e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom
Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the
Company's investors' site at www.012.net.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities
Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

FOR FURTHER INFORMATION, PLEASE CONTACT:

012 Smile.Communications Ltd
+972-72-2003848
i.azulay@smile.net.il

INVESTOR RELATIONS CONTACTS:

MOR DAGAN - INVESTOR RELATIONS
mor@km-ir.co.il / TEL: +972-3-516-7620

GARTH RUSSELL - KCSA STRATEGIC COMMUNICATIONS
grussell@kcsa.com / TEL: +1-212-896-1250

                                                   012 Smile.Communications Ltd.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                          CONVENIENCE
                                                                                          TRANSLATION
                                                                                        INTO US DOLLARS
                                                                                        $1 = NIS 3.758
                                                                                          ---------
                                                               SEPTEMBER 30  DECEMBER 31  SEPTEMBER 30
                                                                  2009          2008         2009
                                                                ---------    ---------    ---------
                                                                    NIS THOUSANDS        $ THOUSANDS
                                                                ----------------------    ---------

CURRENT ASSETS

Cash and cash equivalents                                          62,427       60,652       16,612
Marketable securities                                             315,585       76,742       83,977
Trade receivables, net of allowance for doubtful accounts of
 NIS 12,730 and NIS 13,139 at December 31, 2008
 and September 30, 2009                                           188,852      203,009       50,253
Prepaid expenses and other current assets                          20,667       23,038        5,499
Deferred tax assets                                                     -       17,838            -
                                                                ---------    ---------    ---------
Total current assets                                              587,531      381,279      156,341

Long-term trade receivables                                         6,260        6,350        1,666
Marketable securities                                                   -      152,020            -
Assets held for employee severance benefits                        20,547       16,499        5,468
Property and equipment, net                                       177,204      169,406       47,154
Other assets, net                                                 316,960      291,607       84,343
Other intangible assets, net                                      157,138      174,640       41,814
Goodwill                                                          411,171      411,171      109,412
                                                                ---------    ---------    ---------

TOTAL ASSETS                                                    1,676,811    1,602,972      446,198
                                                                =========    =========    =========

                                                   012 Smile.Communications Ltd.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                             CONVENIENCE
                                                                             TRANSLATION
                                                                           INTO US DOLLARS
                                                                            $1 = NIS 3.758
                                                                              ----------
                                                SEPTEMBER 30   DECEMBER 31    SEPTEMBER 30
                                                    2009          2008          2009
                                                 ----------    ----------     ----------
                                                       NIS THOUSANDS         $ THOUSANDS
                                                 ------------------------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Current maturities of long-term obligations          67,884        99,295         18,064
Accounts payable                                    133,405       141,055         35,499
Loan from the parent company                        113,225       111,344         30,129
Other payables and accrued expenses                 118,726       115,339         31,593
Parent company payable                                2,577         1,410            686
Related parties payables                              1,923         2,228            512
Deferred tax liabilities                              3,448             -            918
                                                 ----------    ----------     ----------
Total current liabilities                           441,188       470,671        117,401
                                                 ----------    ----------     ----------

LONG-TERM LIABILITIES

Debentures                                          342,810       385,919         91,221
Long-term obligations and other payables                  -           143              -
Deferred tax liabilities                             25,995        25,535          6,917
Liability for employee severance benefits            36,093        32,430          9,604
                                                 ----------    ----------     ----------
Total long-term liabilities                         404,898       444,027        107,742
                                                 ----------    ----------     ----------

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.1 par value                     2,536         2,536            675

Additional paid-in capital                          616,016       612,009        163,921
Accumulated other comprehensive income (loss)        33,925       (14,645)         9,027
Retained earnings                                   178,248        88,374         47,432
                                                 ----------    ----------     ----------

TOTAL SHAREHOLDERS' EQUITY                          830,725       688,274        221,055
                                                 ----------    ----------     ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        1,676,811     1,602,972        446,198
                                                 ==========    ==========     ==========

                                                   012 Smile.Communications Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                            CONVENIENCE
                                                                                            TRANSLATION
                                                                                          INTO US DOLLARS
                                                                                           $1 = NIS 3.758
                                THREE-MONTH PERIOD ENDED       NINE-MONTH PERIOD ENDED      -----------
                               --------------------------    ---------------------------    NINE MONTH
                                      SEPTEMBER 30                    SEPTEMBER 30          PERIOD ENDED
                               --------------------------    ---------------------------   SEPTEMBER 30
                                   2009           2008           2009           2008           2009
                               -----------    -----------    -----------     -----------    -----------
                                                     NIS THOUSANDS                         $ THOUSANDS
                               ---------------------------------------------------------    -----------

REVENUE                            293,703        281,803        869,008         808,767        231,242
                               -----------    -----------    -----------     -----------    -----------

COST AND OPERATING
 EXPENSES:
Cost of revenue                    206,742        193,156        602,136         547,213        160,227
Selling and marketing               35,695         40,742        108,792         115,306         28,949
General and administrative          13,919         14,118         39,279          42,399         10,452
Impairment and other
 charges                                 -              -              -           6,705              -
                               -----------    -----------    -----------     -----------    -----------

Total operating expenses           256,356        248,016        750,207         711,623        199,628
                               -----------    -----------    -----------     -----------    -----------

OPERATING INCOME                    37,347         33,787        118,801          97,144         31,614
Financial (income) expenses         21,740         17,966           (301)         65,311            (80)
                               -----------    -----------    -----------     -----------    -----------

INCOME BEFORE INCOME
 TAXES                              15,607         15,821        119,102          31,833         31,694
Income tax expense, net                753          3,300         29,233           8,064          7,780
                               -----------    -----------    -----------     -----------    -----------

NET INCOME                          14,854         12,521         89,869          23,769         23,914
                               ===========    ===========    ===========     ===========    ===========

EARNINGS PER SHARE
Basic and diluted earnings
 per share                            0.59           0.49           3.55            0.94           0.94
                               ===========    ===========    ===========     ===========    ===========

Weighted average number
 of ordinary shares used in
 calculation of basic and
 diluted earnings per share     25,340,770     25,360,000     25,347,593      25,360,000     25,347,593
                               ===========    ===========    ===========     ===========    ===========

                                                   012 Smile.Communications Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                        INTO US DOLLARS
                                                                                        $1 = NIS 3.758
                                      THREE MONTH PERIOD ENDED  NINE MONTH PERIOD ENDED    --------
                                       ---------------------     ---------------------    NINE-MONTH
                                            SEPTEMBER 30               SEPTEMBER 30      PERIOD ENDED
                                       ---------------------     ---------------------    SEPTEMBER 30
                                         2009         2008         2009          2008        2009
                                       --------     --------     --------     --------     --------
                                                         NIS THOUSANDS                    $ THOUSANDS
                                       -----------------------------------------------     --------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income                               14,854       12,521       89,869       23,769       23,914

Adjustments to reconcile net
 income to net cash provided
 by operating activities:

Depreciation and amortization            31,086       27,541       86,828       81,047       23,105
Stock-based compensation                  1,239        1,239        3,717        2,189          989
Deferred tax expenses (benefit)          (1,964)      (2,532)       6,318       (2,597)       1,681
Accrued interest on debentures            4,907        6,164       10,327       17,403        2,748
Increase in allowance
 for doubtful accounts, net               1,400            -          409          178          109
Increase (decrease) in employee
 severance benefits, net                 (1,073)          38         (385)        (906)        (102)
Linkage and interest differences
 on long-term obligations, exchange
 rate difference and other               13,795        6,319       13,551       44,642        3,606
Realized and unrealized income
 on marketable securities, net              459       12,624      (23,510)       8,118       (6,256)
Changes in assets and liabilities,
 net of effects of acquisition:
Trade receivables including
 non current portion                     15,562       (6,151)      13,838       (7,446)       3,682
Prepaid expenses and other
 current assets                           5,736         (215)       2,371         (372)         631
Other assets, net                           115          125          330          358           88
Accounts payable                         (6,385)      13,869      (27,703)     (25,839)      (7,372)
Receivables (payables) from
 parent company and related
 parties, net                             1,796      (10,363)         862       (5,060)         229
Other payables and accrued
 expenses                               (17,905)     (13,997)       3,387        3,822          901
                                       --------     --------     --------     --------     --------

NET CASH PROVIDED BY
 OPERATING ACTIVITIES                    63,622       47,182      180,209      139,306       47,953
                                       --------     --------     --------     --------     --------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchase of property and
 equipment and other assets             (12,878)     (16,385)     (48,821)     (39,882)     (12,990)
Investment in trading marketable
 securities                             (84,647)    (113,900)    (197,675)    (312,554)     (52,601)
Proceeds from sale of
 marketable securities                   45,187       43,523      199,122       80,440       52,986
                                       --------     --------     --------     --------     --------

NET CASH USED IN
 INVESTING ACTIVITIES                   (52,338)     (86,762)     (47,374)    (271,996)     (12,605)
                                       --------     --------     --------     --------     --------

                                                   012 Smile.Communications Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------
                                                                                       CONVENIENCE
                                                                                       TRANSLATION
                                                                                     INTO US DOLLARS
                                                                                     $1 = NIS 3.758
                                  THREE MONTH PERIOD ENDED   NINE MONTH PERIOD ENDE     --------
                                    ---------------------     ---------------------    NINE-MONTH
                                          SEPTEMBER 30             SEPTEMBER 30       PERIOD ENDED
                                    ---------------------     ---------------------   SEPTEMBER 30
                                      2009         2008         2009         2008         2009
                                    --------     --------     --------     --------     --------
                                                     NIS THOUSANDS                     $ THOUSANDS
                                    -----------------------------------------------     --------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
Changes in short-term bank
 credit, net                               -        1,880            -         (527)           -
Payments in respect of long-term
 finance arrangement                 (10,048)      (6,046)     (36,599)     (19,018)      (9,739)
Purchase of treasury shares
 at cost                                   -            -         (468)           -         (125)
Repayment of debentures                    -            -      (99,960)           -      (26,599)
                                    --------     --------     --------     --------     --------

NET CASH USED IN FINANCING
 ACTIVITIES                          (10,048)      (4,166)    (137,027)     (19,545)     (36,463)
                                    --------     --------     --------     --------     --------

CHANGES IN CASH AND CASH
 EQUIVALENTS                           1,236      (43,746)      (4,192)    (152,235)      (1,115)
EFFECT OF EXCHANGE RATE
 CHANGES                                 281        2,499        5,967      (24,829)       1,588
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF THE YEAR                60,910       94,078       60,652      229,895       16,139
                                    --------     --------     --------     --------     --------

CASH AND CASH EQUIVALENTS
 AT END OF YEAR                       62,427       52,831       62,427       52,831       16,612
                                    ========     ========     ========     ========     ========

                                                   012 Smile.Communications Ltd.

RECONCILIATION TABLE OF NON-GAAP MEASURES
--------------------------------------------------------------------------------

                                                                               CONVENIENCE
                                                                               TRANSLATION
                                                                              INTO US DOLLARS
                                                                             $1 = NIS 3.758
                              THREE MONTH PERIOD ENDED NINE MONTH PERIOD ENDED  --------
                                --------------------    --------------------    NINE-MONTH
                                    SEPTEMBER 30             SEPTEMBER 30       PERIOD ENDED
                                --------------------    --------------------   SEPTEMBER 30
                                  2009        2008        2009         2008        2009
                                --------    --------    --------     --------    --------
                                                NIS THOUSANDS                  $ THOUSANDS
                                ---------------------------------------------    --------

GAAP operating income             37,347      33,787     118,801       97,144      31,614

ADJUSTMENTS
Amortization of acquired
 intangible assets                 5,720       6,820      17,160       20,460       4,565
Other charges                          -           -           -        6,705           -
Expenses recorded for
 stock compensation in
 accordance with ASC 718
 (previously SFAS 123(R))          1,239       1,239       3,717        2,189         989
                                --------    --------    --------     --------    --------

Non-GAAP adjusted
 operating income                 44,306      41,846     139,678      126,498      37,168
                                ========    ========    ========     ========    ========

GAAP tax expenses, net               753       3,300      29,233        8,064       7,780

ADJUSTMENTS

Amortization of acquired
 intangible assets
Included in tax
 expenses, net                     8,787       1,841      11,761        5,524       3,128
                                --------    --------    --------     --------    --------

NON-GAAP TAX EXPENSES, NET         9,540       5,141      40,994       13,588      10,908
                                ========    ========    ========     ========    ========

Net income as reported            14,854      12,521      89,869       23,769      23,914

Taxes on income                      753       3,300      29,233        8,064       7,780
Other charges                          -           -           -        6,705           -
Expenses recorded for
 stock compensation in
 accordance with SFAS 123(R)       1,239       1,239       3,717        2,189         989
Financial (income) expenses       21,740      17,966        (301)      65,311         (80)
Depreciation and
 amortization                     31,086      27,541      86,828       81,047      23,104
                                --------    --------    --------     --------    --------

Adjusted EBITDA                   69,672      62,567     209,346      187,085      55,707
                                ========    ========    ========     ========    ========